As filed with the Securities and Exchange Commission on July 20, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                    and Rule 13e-3 (ss.240.13e-3) thereunder)

                                 Amendment No. 3
                                (Final Amendment)

                             GOLDEN BEAR GOLF, INC.
                              (Name of the Issuer)

                             GOLDEN BEAR GOLF, INC.
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    380975102
                      (CUSIP Number of Class of Securities)

                               Stephen S. Winslett
   Senior Vice President, Chief Operating Officer and Chief Financial Officer
                             11780 U.S. Highway One
                         North Palm Beach, Florida 33408
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                  Please send copies of all communications to:

                             Eugene E. Stearns, Esq.
                             Alison W. Miller, Esq.
            Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
                       150 West Flagler Street, Suite 2200
                              Miami, Florida 33130

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

        Transaction Valuation*                     Amount of Filing Fee
              $1,878,722                                   $376

* This calculation assumes the purchase of 2,504,962 shares of Class A Common Stock of Golden Bear Golf, Inc. at $0.75 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Transaction-Information Statement.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:

                  $376
                  --------------------------------------------------------------

         2)       Form or Registration No.:

                  Schedule 13E-3 (File No.  5-49399)
                  --------------------------------------------------------------

         3)       Filing Party:

                  Golden Bear Golf, Inc.
                  --------------------------------------------------------------

         4)       Date Filed:

                  April 12, 2000
                  --------------------------------------------------------------

                                 SCHEDULE 13E-3

         This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 12, 2000 by and among Golden Bear Golf, Inc., a Florida corporation ("Golden Bear"), and GB Golf Corp., a Florida corporation and a wholly and subsidiary of Golden Bear ("Acquisition Corp."). This amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Transaction Statement to report the results of the transaction which is the subject of the Transaction Statement.

         On July 20, 2000 Acquisition Corp. merged with and into Golden Bear with Golden Bear as the surviving corporation (the "Merger"). Pursuant to the terms of the Merger, each outstanding share of Class A Common Stock of Golden Bear (the "Class A Common Stock") was converted into the right to receive
0.00000877 of a share of the common stock of the surviving corporation of the Merger ("Surviving Corporation Stock"). However, each holder of Class A Common Stock who would otherwise have been entitled to receive less than one full share of Surviving Corporation Stock is instead entitled only to receive a cash payment in the amount of $0.75 per share of Class A Common Stock in lieu of a fractional share of Surviving Corporation Stock.

         As a result of the Merger, Golden Bear is now a private company owned by Jack W. Nicklaus and holders of Class A Common Stock who are affiliated with Mr. Nicklaus. The listing of the Class A Common Stock on the OTC Bulletin Board and trading in the Class A Common Stock ceased as of the close of business on July 20, 2000, and Golden Bear will file a Form 15 with the Securities and Exchange Commission to terminate the registration of the Class A Common Stock under the Exchange Act.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GOLDEN BEAR GOLF, INC.

                                       By: /S/ STEPHEN S. WINSLETT
                                          --------------------------------------
                                       Stephen S. Winslett
                                       Senior Vice President, Chief Operating
                                       Officer and Chief Financial Officer
                                       July 20, 2000


                                       GB GOLF CORP.

                                       By: /S/ STEPHEN S. WINSLETT
                                          --------------------------------------
                                       Stephen S. Winslett
                                       President
                                       July 20, 2000


                                       JACK W. NICKLAUS

                                       /s/ JACK W. NICKLAUS
                                       -----------------------------------------
                                       Jack W. Nicklaus
                                       July 20, 2000